Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A

Issuer of securities registered in the Securities Registry

Santiago, October 1, 2024

Mrs.

Solange Bernstein Jáuregui

President

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449

Present

PRESENT

Ref.: Communicates MATERIAL FACT

_____________________________

From my consideration:

In accordance with Article 9 and second paragraph of Article 10 of Law No. 18,045 and with General Rule No. 30, duly authorized for this purpose, I inform you of the following Material Fact with respect to LATAM Airlines Group S.A. (“LATAM”, the “Company” or the “Company”):

On this date, the Company has agreed to place in the international markets, secured bonds for US$1,400 million, at an annual interest rate of 7.875% maturing in 2030 (the “US Notes”), under Rule 144-A and Regulation S of the Securities and Exchange Commission of the United States of America, under the Securities Act of 1933, of the United States of America (the “U.S. Securities Act”). Given the prevailing market conditions, the Company resolved to issue bonds for the amount described, which is US$200 million more than the amount informed on September 26, 2024.

The proceeds obtained from the US Notes, together with the use of US$200 million in cash (which is US$200 million less than the amount informed on September 26, 2024), will be used for the payment and extinguishment of LATAM’s obligations under the bonds for a total amount of US$450 million, which have a scheduled maturity date in 2027 (the “2027 Bonds”) and a coupon of 13.375%, and the term financing in the amount of US$1,081 million maturing in 2027 (the “2027 Term Financing”), with a coupon of SOFR + 965 bps, equivalent to approximately 15%, contemplated as part of the Company’s Chapter 11 Proceeding exit financing (the “Exit Financing”), as well as the termination and/or modification of the documents granted under the Exit Financing, as necessary, to implement the foregoing. Any remaining funds from the US Notes, along with LATAM’s current cash reserves, will be used for working capital and other general corporate purposes.

As a consequence of the foregoing, and in accordance with Circular N° 988 dated January 16, 1991, issued by your Commission, the Company estimates annual savings in interest payments of approximately US$83 million and a one-time impact on the Company’s Income Statement of approximately US$134 million, of which US$45 will affect cash flow during the fourth quarter of the current year.

The US Notes will essentially be secured and share the same collateral package currently contemplated under the Exit Financing. However, in the event that the bonds maturing in 2029 are refinanced, the Company will have the option to release part of the collateral related to the cargo business and other guarantees associated with this same business.

The US Notes have been sold to qualified institutional buyers in the United States in accordance with US Securities Law and have not been registered under the Securities Act or the securities laws of any state or other jurisdiction.

Without further particular, yours sincerely,

Ramiro Alfonsín B.

Vice President of Finance

LATAM Airlines Group S.A.

Dc.:

Santiago Stock Exchange, Stock Exchange.

Chilean Electronic Stock Exchange, Stock Exchange